UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Culi, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       June 10, 2021

Physical Address of Issuer:

203 West 90th Street, Unit 911, New York, NY, United States 10024

Website of Issuer:

https://www.zestapp.co/

Current Number of Employees:

5

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$ 514,593	$ 201,977
Cash & Cash Equivalents	$508,900	$194,106
Accounts Receivable	$0	$7,871
Short-term Debt	$89,846	$182
Long-term Debt	$0	$120,000
Revenues/Sales	$112,877	$25,527
Cost of Goods Sold	$28,789	$7,266
Taxes Paid	$0	$0
Net Income (Loss)	$(272,170)	$(50,632)

Culi, Inc.



Culi, Inc. ("**Culi**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.zestapp.co/

The Company completed its offering via Crowdfunding on June 9, 2023. This is the Company's first annual report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Culi, Inc. has created Zest, a native application that teaches people how to cook from first principles. Similar to how Headspaces helps people learn to meditate or Duolingo teaches people language, Zest teaches the principles of cooking. Zest takes centuries of cooking knowledge curated by experts and distills/gamifies it through home-cooks to meet people where they are at.

The Company utilizes Zest as a doing business as (d/b/a) name.

The Company conducts business in New York and offers Zest in all 50 U.S. states and wherever iOS or Google Play stores are available.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited revenues and negative net income, any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Culi, Inc. has created Zest, a native application that teaches people how to cook from first principles. Similar to how Headspaces helps people learn to meditate or Duolingo teaches people language, Zest teaches the principles of cooking. Zest takes centuries of cooking knowledge curated by experts and distills/gamifies it through home-cooks to meet people where they are at.

The Company utilizes Zest as a doing business as (d/b/a) name.

The Company conducts business in New York and offers Zest in all 50 U.S. states and wherever iOS or Google Play stores are available.

Business Plan

The Company is committed to creating the way young people will gain confidence to cook for themselves, engage with food to learn, and share their creations with their friends. The Company has introduced Zest, a native application that teaches people how to cook from first principles. Zest is a digital cooking teacher, shopping assistant, and best friend rolled into an app. The Company's goal is to become the dominant way that people learn to cook

The Company's Products and/or Services

Product / Service	Description	Current Market
Zest	A gamified app that teaches people how to cook starting at first principles.	Direct-to-consumer, Gen-Z/Trailing Millennial

Competition

Right now, young people learn how to cook using cook books, social media (TikTok/YouTube), or Meal Kits. In a perfect world, this would provide people with a structured, affordable, and easy way to learn how to cook. That said, reading cookbooks is tedious. Social media, such as TikTok and YouTube, are entertaining but offer a dizzying range of skillsets that are overwhelming for people to follow through on. And meal kits are 3-5X more expensive than cooking for yourself and do not prioritize growth, but rather, just getting food on the table.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company sells on the direct-to-consumer market, and acquires customers entirely organically from TikTok and Instagram, in general, ranging from 20-35 years old.

Supply Chain

The Zest app goes to market using the iOS and Google Play stores.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. No. 6,897,065	Zest	Class 9. Digital media, namely, downloadable audio and audiovisual recordings featuring cooking, wellness and personal development; downloadable mobile applications for facilitating social networking; downloadable software in the nature of a mobile application for generating personalized menus, providing educational courses, generating grocery lists, obtaining and sharing recipes, and providing information, text, audio and video content, all in the field of home cooking, cooking instruction, and wellness training; downloadable software in the nature of a mobile application for generating personalized menus, providing educational courses, generating grocery lists, obtaining and sharing recipes, facilitating online shopping, promoting the goods and services of others, and providing information, text, audio and video content, all in the field of home cooking, cooking instruction, and wellness training for use by individuals participating in cooking classes and wellness training	06-29-2021	11-8-2022	United States

| Serial No.: 90/801,596 | Zest | Class 42. Providing on-line non-downloadable software for generating personalized menus, providing educational courses, generating grocery lists, obtaining and sharing recipes, and providing information, text, audio and video content, all in the field of home cooking, cooking instruction, and wellness training | 6-29-2021 | Extension filed 1-10-23 | United States |

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS


The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jake Gutstein	Co-Founder & CEO	CEO of the Company June 10, 2021 to Present Mr. Gutstein is responsible for managing strategic direction for Zest, all employee areas of responsibility, and company financial viability. Full-Time Student Northwestern University 2020 Business Analyst Deloitte Consulting September 2020- September 2021 • Led the creation of product roadmap and execution for the rollout of new prospect experience, credit cards, and mortgage process of a major international consumer bank • Developed dynamic projections and created production schedules for 1,000+ client underwriters used to benchmark processing goals	Northwestern University BS Industrial Engineering and Management Science 2020

		• Created tracking and generated daily reports to measure productivity 200 Deloitte team members leading to streamlined team accountability • Defined four categories for an international future of finance competition and developed the criteria for team screening and success • Oversaw the revision of all system designs to match ADA compliance while balancing budget and timing constraint.	
Savannah Cooper	Co-Founder & Head of Design	Head of Design of the Company June 10, 2021 to Present Ms. Cooper leads product insight and implementation. Full-Time Student University of Michigan 2020 Capital Advisors Analyst The Blueshirt Group November 2020-July 2021 Consulted private companies through the IPO process and developed their public IR program.	University of Michigan BS UX Research and Design, 2020
Amrit Saini	Co-Founder & CTO	CTO of the Company July 21, 2021 - Present Mr. Saini handles full-stack technical implementation for Zest. Full Stack Software Engineer Percoa Apr 2017 - July 2021 Led product team at Outlook group to exit, upon which managed all engineering responsibilities related to the merger for Percoa. Developed front end and back end systems for proprietary CRM, using React And Django.	Ohio University, BA Philosophy, Minor Latin, 2013
Graham Kirstein	Co-Founder & Content Director	Content Director of the Company June 10, 2021 to Present Mr. Kirstein leads creative and strategic implementation of Zest marketing and content strategies. Full-Time Student Northwestern University 2020 Head of Omnichannel Media Simon Sinek September 2020- September 2021 Managed organic content production, creative direction, and optimization across Twitter, Facebook, LinkedIn, and YouTube for both personal and	Northwestern University BS Economics, 2020

		brand accounts. Doubled YouTube revenue in 3 months.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

Capitalization

The Company's authorized capital stock consists of 100,000 shares of common stock of which 38,461 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 38,461 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	38,461
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Q3-2021)
Face Value	$145,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event at a discount rate of 80% with a pre-money valuation cap of $36 Million. The conversion or events triggering the conversion of this instrument have not occurred as of the date of issuance of this Form C.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Type	Fixed Percentage Convertible Equity
Amount Outstanding	$20,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Converts to a 6% equity upon a qualified financing threshold of $250,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more of these convertible securities which may dilute the Security.

Type	Convertible Promissory Note
Amount Outstanding	$100,000
Voting Rights	None
Interest Rate	5%
Material Terms	Converts upon a qualified financing threshold of $250,000, at a Discount Rate of 80% with a $3,000,000 Valuation Cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more of these convertible securities which may dilute the Security.

Type	Restricted Stock Units (RSUs)
Amount Outstanding	427 RSUs
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Incentive Stock Options Grant Date: August 10, 2022 Vesting Commencement Date: August 10, 2022 Periodic vesting subject to grantee's continuing service and other limitations, 25% of the Option shall vest on the 12-month anniversary of the Vesting Commencement Date. On the 15-month anniversary of the Vesting Commencement Date and on each quarter thereafter, an additional 6.25% of the Option shall vest, such that the Option shall be 100% vested on the fourth anniversary of the Vesting Commencement Date. Exercise Price (per Share): $3.16 Issued under the Company's 2022 Equity Incentive Plan in order to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the Company The maximum amount of shares to be issued under the plan is 4,273 shares and the administrator may award any type of arrangement to an employee, director or consultant that is not inconsistent with the provisions of the plan and that by its terms involves or might involve the issuance of (i) shares, (ii) cash or (iii) an option.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more RSUs which may dilute the Security.

Type	SAFE (Q1-2, 2023)
Face Value	$96,008.85
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event at a discount rate of 80% with a pre-money valuation cap of $8 Million if the subscription was made on or before 11:59:59 P.M. (U.S. Central Standard Time) March 21, 2023 and $10 Million if the subscription was made on or after 12:00:00 A.M. (U.S. Central Standard Time) March 22, 2023. The conversion or events triggering the

	conversion of this instrument have not occurred as of the date of issuance of this Form C.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Type	SAFE (Q2, 2023)
Face Value	$70,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event at a discount rate of 80% with a pre-money valuation cap of $6.5 Million. The conversion or events triggering the conversion of this instrument have not occurred as of the date of issuance of this Form C.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Type	Convertible Promissory Note
Amount Outstanding	$100,000
Voting Rights	None
Interest Rate	5%
Material Terms	Converts upon a qualified financing threshold of $1,000,000, at a Discount Rate of 80% with a $1,666,667 Target Valuation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more of these convertible securities which may dilute the Security.

Type	SAFE (Q4, 2023)
Face Value	$550,000
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event, no discount, with a pre-money valuation cap of $6.5 Million. The conversion or events triggering the conversion of this instrument have not occurred as of the date of issuance of this Form C.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Type	SAFE (Q4, 2023)
Face Value	$5,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event, at a discount rate of 20% with a pre-money valuation cap of $4 Million. The conversion or events triggering the conversion of this instrument have not occurred as of the date of issuance of this Form C.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Type	SAFE (Q1, 2024)
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event, no discount, with a pre-money valuation cap of $6.5 Million. The conversion or events triggering the conversion of this instrument have not occurred as of the date of issuance of this Form C.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.

Outstanding Debt

As of the date of this Form C-AR, the Company has no additional debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jake Gutstein	10,000 Common Stock	26%
Savannah Cooper	10,000 Common Stock	26%
Amrit Saini	8,461 Common Stock	22%
Graham Kirstein	10,000 Common Stock	26%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2024 the Company had an aggregate of $1,100,000 in cash and cash equivalents, leaving the Company with approximately 22 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The company views in-app content augmentation in essence as capital expenditures and plans on using 16.5% of the proceeds hereof to scale in-app content. Other than that, the Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

The Company has no material changes and other information to report.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Q3-2021)	$145,000	9	60% Building the App 40% Content Augmentation	October 1, 2021, October 18, 2021	Reg D 506(b)
Fixed Percentage Convertible Equity	$20,000	1	60% Building the App 40% Content Augmentation	May 23, 2022	Section 4(a)(2)
Convertible Promissory Note	$100,000	1	60% Building the App 40% Content Augmentation	May 23, 2022	Section 4(a)(2)
SAFE (Q1-2 2023)	$96,008.85	-1-	30% App Development 30% Social/Network Effects Development 20% Marketing 16.5% Content Augmentation 3.5% Intermediary Fees	March 10, 2023 – June 9, 2023	Reg CF
SAFE Q2 2023	$70,000	2	30% App Development 30% Social/Network Effects Development 20% Marketing 20% Content Augmentation	April 27, 2023 – May 11, 2023	Section 4(a)(2)
Convertible Promissory Note	$100,000	1	30% App Development 30% Social/Network Effects Development 20% Marketing 20% Content Augmentation	May 23, 2023	Section 4(a)(2)
SAFE Q4 2023	$550,000	4	30% App Development 30% Social/Network Effects Development 20% Marketing 20% Content Augmentation	October 20, 2023 – December 15, 2024	Section 4(a)(2)

SAFE Q4 2023	$5,000	1	30% App Development 30% Social/Network Effects Development 20% Marketing 20% Content Augmentation	October 20, 2023	Section 4(a)(2)
SAFE Q1 2024	$25,000	1	30% App Development 30% Social/Network Effects Development 20% Marketing 20% Content Augmentation	January 10, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jacob Gutstein
_____
(Signature)

Jacob Gutstein
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jacob Gutstein
_____
(Signature)

Jacob Gutstein
_____
(Name)

Sole Director
_____
(Title)

April 5, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Jacob Gutstein, being the Chief Executive Officer of Culi, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Culi, Inc. included in this Form are true and complete in all material respects.

/s/ Jacob Gutstein
_____
(Signature)

Jacob Gutstein
_____
(Name)

Sole Director
_____
(Title)

April 5, 2024
_____
(Date)

EXHIBIT A

Financial Statements



Financial Statements

Culi, inc.
For the period ended December 31, 2023

Prepared by
Founder's CPA

Prepared on
April 1, 2024

Table of Contents

Financial Statement Disclosures

Financial Statement Disclaimer:

The financial statements herein have been prepared by FPSG LLC dba "Founder's CPA" following the guidance provided by the American Institute of Certified Public Accountants ("AICPA") in SSARS No. 21 - Section 70 - Preparation of Financial Statements.

Under the guidance of that framework, we have prepared these financial statements utilizing information provided to us by the company's management. We have not compiled, audited, reviewed, or otherwise verified the accuracy or completeness of this information. Therefore, the financial statements prepared by our firm have not been audited or reviewed by an independent third party. As a result, no opinion has been expressed or assurances provided on the completeness or accuracy of the financial statements.

Further, these financial statements were prepared by us for internal management purposes only. Any commentary, footnotes, or other analysis in this report should not be relied upon by parties other than internal management as at a minimum, substantially all disclosures required for compliance with Generally Accepted Accounting Principles ("GAAP") and the AICPA's Other Comprehensive Basis of Accounting ("OCBOA") have been omitted. Accordingly, the absence of these disclosures might influence the interpretation of these financial statements by parties unaware of the omission of this information.

Basis of Accounting:

The accompanying financial statements have been prepared utilizing an Other Comprehensive Basis of Accounting ("OCBOA"). OCBOA is defined by the AICPA as a financial reporting framework other than Generally Accepted Accounting Principles ("GAAP").

More specifically, the accompanying financial statements have been prepared on the modified accrual basis of accounting and may contain material deviations from GAAP.

Profit and Loss

January - December 2023

	Total
INCOME	
In-App Grocery Fulfillment	625.75
Subscription Revenue	
Individual	
Google Play Store	14,070.46
iOS Store	98,698.54
Stripe	108.32
Total Individual	**112,877.32**
Total Subscription Revenue	**112,877.32**
Total Income	**113,503.07**
COST OF GOODS SOLD	
Cost of Goods Sold	
Processing Fees	28,789.17
Total Cost of Goods Sold	**28,789.17**
Total Cost of Goods Sold	**28,789.17**
GROSS PROFIT	**84,713.90**
EXPENSES	
General & Administrative	
Insurance	100.14
Moving Expenses	4,927.70
Office Equipment	27.09
Office Expenses	371.97
Office Rent	3,570.00
Operations Software	4,454.98
Professional Fees	
Accounting	16,382.75
Consultants	500.00
Legal	12,930.94
Total Professional Fees	**29,813.69**
Total General & Administrative	**43,265.57**
Research & Development	
Other Research & Development	432.98
Software Expenses	17,352.66
Total Research & Development	**17,785.64**
Salaries & Benefits	
Contractors	400.00
Employee Benefits	8,443.46
Payroll Fees	1,461.00
Payroll Taxes	14,253.14
Salaries & Wages	167,291.63

	Total
Total Salaries & Benefits	191,849.23
Sales & Marketing	
Advertising & Marketing	5,640.37
Conferences & Events	1,640.70
Digital Advertising	83,602.21
Outside Sales & Marketing Services	18,650.00
Sales & Marketing Software	584.29
Travel & Meals	
Meals & Entertainment	551.67
Travel	3,728.60
Total Travel & Meals	4,280.27
Website Development	896.76
Total Sales & Marketing	115,294.60
Total Expenses	368,195.04
NET OPERATING INCOME	-283,481.14
OTHER INCOME	
Interest Income	11,760.44
Total Other Income	11,760.44
OTHER EXPENSES	
Taxes & Licenses	450.00
Total Other Expenses	450.00
NET OTHER INCOME	11,310.44
NET INCOME	$ -272,170.70

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Primary Cash Account (0536)	463,732.74
BUS COMPLETE CHK (7668)	2,000.00
Google Play Store Holding	840.29
iOS Holding	42,212.21
Stripe Holding	114.40
Total Bank Accounts	**508,899.64**
Other Current Assets	
Accrued Revenue	179.43
Prepaid Expenses	2,714.40
Security Deposits	2,800.00
Total Other Current Assets	**5,693.83**
Total Current Assets	**514,593.47**
TOTAL ASSETS	**$514,593.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - 2	11,039.61
Total Credit Cards	**11,039.61**
Other Current Liabilities	
Benefit Liabilities	
Medical	493.52
Total Benefit Liabilities	**493.52**
Deferred Revenue	79,397.73
Deferred Revenue Adjustments	-2,000.17
Due to Shareholders	760.00
NY SDI and FLI Payable	155.46
Total Other Current Liabilities	**78,806.54**
Total Current Liabilities	**89,846.15**
Total Liabilities	**89,846.15**
Equity	
Prior Period Adjustment	-2,500.00
Retained Earnings	-61,590.83
SAFE Note	761,008.85
Net Income	-272,170.70
Total Equity	**424,747.32**
TOTAL LIABILITIES AND EQUITY	**$514,593.47**

Statement of Cash Flows

January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-272,170.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Revenue	-179.43
Prepaid Expenses	-2,714.40
Security Deposits	-2,800.00
Brex Card Account - 2	13,357.68
Benefit Liabilities:Medical	493.52
Deferred Revenue	79,397.73
Deferred Revenue Adjustments	-2,000.17
Due to Shareholders	25.00
NY SDI and FLI Payable	155.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**85,735.39**
Net cash provided by operating activities	**-186,435.31**
FINANCING ACTIVITIES	
Prior Period Adjustment	-2,500.00
SAFE Note	495,983.85
Net cash provided by financing activities	**493,483.85**
NET CASH INCREASE FOR PERIOD	**307,048.54**
Cash at beginning of period	201,851.10
CASH AT END OF PERIOD	**$508,899.64**